UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

In the Matter of KeySpan Energy Canada Partnership)
) File No. 70-10126
(Public Utility Holding Company Act) )
of 1935) )

CERTIFICATE OF NOTIFICATION

        This Certificate of Notification is filed by KeySpan Energy Canada Partnership (“KECP”) and KeySpan Energy Facilities Limited (“KEFL”), in connection with the following transaction described in the Application/Declaration on Form U-1, as amended, filed in this proceeding (the “Application”), and authorized by order of the Securities and Exchange Commission (“Commission”) issued in this proceeding on August 12, 2003, Holding Co. Act Release No. 27710, (the “Order”).1 (KECP and KEFL are collectively referred to as the Applicants.) The Applicants certify pursuant to Rule 24 that, in accordance with the authorizations in the Order, KEFL acquired 2,344 shares of Rimbey Pipe Line Co. Ltd.‘s voting securities for $2.02 million Canadian on August 15, 2003, pursuant to the terms of the Letter Purchase Agreement attached as Exhibit B-3 to the Application.

        The “past tense” opinion of counsel required under the instructions to the Form U/1 application is attached hereto.

1 Capitalized terms not otherwise defined herein have the meaning set forth in the Application.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by its undersigned officer thereunto duly authorized.

Dated: August 25, 2003

                                        KEYSPAN ENERGY CANADA PARTNERSHIP,
                                        BY ITS MANAGING PARTNER, KEYSPAN
                                        CANADA MANAGEMENT LTD.

                                        _________/s/____________________
                                        David Smith
                                        Senior Vice President and Chief Financial Officer

                                        KEYSPAN ENERGY FACILITIES LIMITED

                                        ______/s/_______________________
                                        David Smith
                                        Senior Vice President and Chief
                                        Financial Officer